Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Force Protection, Inc.

at

$5.52 Per Share

by

Falcon Acquisition Corp.

a wholly-owned subsidiary of

Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), is offering to purchase all shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company” or “Force Protection”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Tendering stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with such nominee to determine if they charge any transaction fees. Following the completion of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser has agreed to consummate the Merger (as defined and described below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF FRIDAY, DECEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made to purchase all of the outstanding Shares pursuant to an Agreement and Plan of Merger, dated as of November 7, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”) by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. At the effective time of the Merger, each outstanding Share (other than (i) dissenting shares, if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) time vested restricted Shares and performance-based restricted Shares that will have been automatically cancelled, as described in Section 13 of the Offer to Purchase) will be converted into the right to receive the Merger Consideration. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer. After the Merger, the Company will become a wholly-owned subsidiary of Parent and the Shares will be delisted from the NASDAQ Capital Market. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

THE BOARD OF DIRECTORS OF FORCE PROTECTION UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of Force Protection has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of Force Protection and its stockholders; (ii) adopted the Merger Agreement; (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) authorized and approved the Top-Up Option (as defined below) and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and (v) recommended that the stockholders of Force Protection accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned upon there being validly tendered and not validly withdrawn as of the expiration of the Offer that number of Shares (excluding up to 10% of the aggregate number of Shares tendered into the Offer pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase) that when added to the number of Shares, if any, owned by Parent and its subsidiaries taken as a whole as of such scheduled expiration of the Offer (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any top-up Shares) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the top-up Shares) (the calculation of the fully diluted number of Shares being as described in the “Introduction” of the Offer to Purchase) (the “Minimum Condition”). Based on information provided by the Company as of November 4, 2011, approximately 52.4% of the Shares then-outstanding (excluding restricted Shares) would need to be tendered to satisfy the Minimum Condition. For purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser have the right to exclude up to 10% of Shares tendered into the Offer pursuant to guaranteed delivery procedures. The Offer is also subject to the satisfaction of the other conditions described in Section 15 of the Offer to Purchase, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The purpose of the Offer and the Merger is for Parent to acquire control of, and ultimately following the Merger the entire equity interest in, Force Protection, while allowing Force Protection’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is completed, subject to the satisfaction or waiver of the conditions to the obligations of the Company and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser has agreed to consummate the Merger as soon as practicable in accordance with the Nevada Revised Statutes. The Company’s stockholders will not have appraisal or dissenters’ rights as a result of the Offer, and it is expected that the Company’s stockholders will not have appraisal or dissenters’ rights in connection with the Merger.

Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Parent and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the fully diluted Shares at such date (assuming the issuance of such Shares pursuant to the Top-Up Option). The Top-Up Option will be exercisable once in whole and not in part (i) following the expiration of the Offer or, if a subsequent offering period (as defined below) has been provided for, the expiration of such subsequent offering period, and (ii) prior to the fifth business day after the applicable expiration date of the Offer or, if a subsequent offering period has been provided for, the expiration of such subsequent offering period. If the Top-Up Option is exercisable and the board of directors of the Company (or a committee of such board of directors comprised solely of independent directors) requests in writing that Purchaser exercise the Top-Up Option, then Parent will cause Purchaser to exercise the Top-Up Option prior to its expiration. Any issuance of Top-Up Shares will be at a per Share price equal to the Offer Price. The Merger Agreement provides that if Parent and its subsidiaries (including Purchaser) collectively own at least 90% of the then outstanding Shares, the Company, Parent and Purchaser will take appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company or Purchaser, in accordance with Nevada law, as soon as practicable.

If by 12:00 Midnight, New York City time, at the end of Friday, December 16, 2011(or any later time to which Purchaser, subject to the terms and conditions of the Merger Agreement, extends the period of time during which the

Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived, Purchaser will extend the Expiration Date for an additional period or periods of up to five business days each. Purchaser will also extend and re-extend the Offer for any period required by any law, rule, regulation or by an interpretation or position of the SEC or the staff thereof applicable to the Offer. In addition, if the Proxy Statement Clearance Date (as defined below) has not occurred by January 5, 2012, then Purchaser has agreed, at the request of either Parent or the Company, to extend the Offer on as many occasions as requested for one or more additional periods of up to five business days each until the Proxy Statement Clearance Date occurs. If the Proxy Statement Clearance Date has occurred on or prior to January 5, 2012, then no such extension will be required after January 5, 2012. However, nothing contained in the Merger Agreement will require Purchaser to extend the Offer beyond April 30, 2012. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service.

If at any then-scheduled Expiration Date occurring after January 5, 2012 (i) any condition to the Offer has not been satisfied or waived and (ii) the Proxy Statement Clearance Date has occurred, the Offer may be terminated. If the Offer is so terminated, the Merger Agreement provides that the Company will duly call, convene and hold a Company stockholder meeting to approve the Merger Agreement. In that case, the Company would separately mail a proxy statement related to such stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. If stockholders holding a majority of the total voting power of the outstanding Shares vote to approve the Merger Agreement (the “Company Stockholder Approval”), the consummation of the Merger would be subject to conditions similar to the Offer conditions, except that the Merger would be subject to receiving the Company Stockholder Approval and the Minimum Condition would not apply.

“Proxy Statement Clearance Date” means the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement, including the first date following the 10th calendar day following the filing of the preliminary proxy statement if the SEC has not informed Force Protection that it intends to review the proxy statement.

Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company’s written consent is required for Purchaser to: (i) decrease the Offer Price (other than as permitted by the Merger Agreement); (ii) change the form of the consideration payable in the Offer (other than by adding cash consideration); (iii) change the Minimum Condition; (iv) reduce or limit the number of Shares sought pursuant to the Offer; (v) change the conditions to the Offer set forth in Section 15 of the Offer to Purchase in a manner adverse to the holders of Shares; (vi) add to the conditions to the Offer set forth in Section 15 of the Offer to Purchase; (vii) extend the Offer, except as described in Section 13 of the Offer to Purchase; or (viii) otherwise amend, modify or change the Offer in a manner that is adverse to the holders of Shares.

After acceptance of Shares tendered into the Offer, Purchaser may in its sole discretion elect to provide for a subsequent offering period (a “subsequent offering period”) of no more than three business days pursuant to, and in accordance with, Rule 14d-11 under the Exchange Act. In addition, Purchaser may in its discretion elect to extend such subsequent offering period for one additional period of up to five business days if, upon the expiration of the initial subsequent offering period, the total number of Shares validly tendered and not withdrawn (excluding any Shares that are subject to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase) pursuant to the Offer and validly tendered during any subsequent offering period is together less than the total number of Shares that would have been required to be tendered into the Offer to satisfy the Minimum Condition if no Shares were tendered into the Offer pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. If Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered into such subsequent offering period or to Shares previously tendered into the Offer and accepted for payment. There is no assurance that Purchaser will or will not provide a subsequent offering period. If Purchaser elects to provide or extend a subsequent offering period, Purchaser will make a public announcement of such provision or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior subsequent offering period.

In order to take advantage of the Offer, you should either: (i) properly complete and sign the Letter of Transmittal enclosed with the Offer to Purchase in accordance with the instructions in the Letter of Transmittal (including a signature guarantee, if required by Instruction 1 to the Letter of Transmittal) or prepare an Agent’s Message (as defined in Section 3 of the Offer to Purchase), and mail or deliver an Agent’s Message or the Letter of Transmittal (or a facsimile copy), properly completed and duly executed, and any other required documents to Computershare Trust Company N.A. (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, before the expiration of the Offer; or (ii) if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such broker, dealer, commercial bank, trust company or other nominee and request that such nominee tender your Shares to Purchaser by transferring those Shares through book-entry transfer into the account of the Depositary. If you wish to tender Shares into the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer (including any subsequent offering period), Purchaser will be deemed to have accepted for payment tendered Shares when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary and the conditions to the Offer have been met or waived, to the extent permissible under the Merger Agreement. In all cases, upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that tendering stockholders duly exercise withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest with respect to any Shares purchased pursuant to the Offer, regardless of any extension of the Offer or delay in making such payment.

Except as described in Section 4 of the Offer to Purchase, tenders of Shares into the Offer are irrevocable. Tendering stockholders may withdraw tenders of Shares made into the Offer at any time before the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in the Offer to Purchase, tendering stockholders may also withdraw tenders of Shares after 60 days from the date of commencement of the Offer, unless theretofore accepted for payment as provided in the Offer to Purchase. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses or its facsimile number set forth on the back cover page of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in Section 3 of the Offer to Purchase.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any tender of Shares or notice of withdrawal. Purchaser reserves the right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any tenders or notices of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to Purchaser its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The tendering of Shares into the Offer or exchanging of Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non U.S. income or other tax laws. All stockholders should consult with their own tax advisors about the tax consequences to them of tendering their Shares into the Offer or exchanging their Shares pursuant to the Merger, in light of their particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND FORCE PROTECTION’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Information Agent and Depositary) for soliciting tenders of Shares into the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

November 18, 2011